SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 13, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on May 13, 2009.

CORPORATE COMMUNICATIONS

PRESS RELEASE	13 May 2009
ING 1Q underlying net loss narrows to EUR -305 million
•	Underlying net loss narrows substantially to EUR -305 million from EUR -3,073 million in 4Q08
-	Pre-tax impairments, fair value changes, DAC unlocking and other impacts of EUR -1,707 million, down significantly from 4Q08

-	All six business lines post improvement in 1Q09 underlying result before tax compared with 4Q08

-	Banking underlying net profit of EUR 519 million and Insurance underlying net loss of EUR -824 million for 1Q09

-	Divestments and special items totalled EUR -488 million, bringing the quarterly net loss to EUR -793 million

-	All key capital and leverage ratios within target; Bank Tier 1 ratio rose to 9.7% and core Tier 1 ratio rose to 7.5%
•	Significant progress achieved on de-risking, de-leveraging, cost-containment and initiatives to simplify the Group
-	Illiquid Assets Back-up Facility with Dutch State closed in the first quarter of 2009 reduces exposure to Alt-A securities by 80%

-	Listed equity exposure declined to EUR 5.0 billion with increased hedges on remaining exposure

-	Bank balance sheet reduced by EUR 79 billion out of EUR 110 billion planned reduction

-	Group expenses down 3.5% year-on-year and 13.3% from 4Q08; over 75% of targeted 7,000 FTE reduction achieved

-	ING to separate Banking and Insurance Boards to simplify governance and increase business focus
•	Net production of client balances resilient at EUR 11.2 billion, which excludes FX and market value declines
-	Net production driven by EUR 9.6 billion of bank deposits, excluding FX and market impacts, fuelled mainly by ING Direct

-	Limited net outflow at Insurance of EUR 1.4 billion with outflows in the US and Europe partly offset by inflows in Asia/Pacific

-	APE -27.5% and VNB -57.4% versus 1Q08 due to lower sales from weak demand and controlled slowdown in variable annuities
Chairman’s Statement
“Market conditions remained challenging in the first quarter as equity markets declined further, credit spreads remained elevated, real estate prices continued to fall and loan losses increased as the crisis spread from the financial markets to the real economy,” said Jan Hommen, CEO of ING. “In this environment, our first priorities are to reduce costs, risk and leverage to strengthen the Group. At the same time, we are working to reduce complexity by focusing on fewer businesses and markets.”
“Market volatility continued to weigh on ING’s results, however de-risking and cost-containment measures helped mitigate part of the impact. The underlying net loss narrowed substantially to EUR -305 million in the first quarter from EUR -3,073 million in the fourth quarter. All three banking business lines contributed to an underlying net profit of EUR 519 million despite rising risk costs. Income from the banking business recovered almost to the level of the first quarter last year, supported by strong Financial Markets results. The insurance business lines were impacted by falling asset prices, resulting in an underlying net loss of EUR -824 million.”
“We made good progress in our efforts to reduce risks and costs and to simplify our organisation. The Illiquid Assets Back-up Facility with the Dutch State was completed in the first quarter, reducing ING’s exposure to Alt-A RMBS by 80% and boosting shareholders’ equity. Direct equity exposure was further reduced and hedge positions were increased. The de-leveraging of the Bank’s balance sheet is progressing ahead of schedule, with EUR 79 billion of the planned EUR 110 billion reduction completed by the end of March. We are on track to cut expenses by EUR 1 billion this year as we align our cost base with today’s leaner operating environment. Operating expenses were down 3.5% from the first quarter last year and 13.3% compared with the fourth quarter of 2008. Of the 7,000 workforce reduction announced in January, 5,380 had been completed by the end of March. In order to simplify governance and increase the customer focus of our leadership, ING will create separate Management Boards for Banking and Insurance. The Group Executive Board will consist of the CEO, CFO and CRO who will also serve on the Banking and Insurance Management Boards.”
“Our businesses continued to show a resilient commercial performance as our customers continue to put their trust in ING. Total client balances increased by EUR 11.2 billion excluding currency impacts and market value declines. Growth was driven by a strong inflow of savings, particularly at ING Direct and ING Belgium, while competition for savings in the Netherlands continued to put pressure on volumes and margins. Lending growth was moderate given the economic slowdown, and the insurance businesses showed small net outflows as demand for investment-linked products continued to wane amid the current market volatility.”
“This year will remain challenging as markets are volatile and the economic environment continues to be uncertain. We will continue to reduce risks and improve ING’s operational performance through our Back to Basics programme while working to restore the confidence of our customers and adapt to their changing needs.”
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Contents

ING Group Key Figures	2
Banking Key Figures	4
Insurance Key Figures	7
Balance Sheet	10
Capital Management	11
Risk Management	11
Appendices	13

ING GROUP
ING Group: Key Figures

In EUR million	1Q2009	1Q2008	Change	4Q2008	Change

Underlying[1] result before tax
Retail Banking	139	638	-78.2%	75	85.3%
ING Direct	44	155	-71.6%	-1,411
Wholesale Banking	506	570	-11.2%	-366
Corporate line Banking	9	43		-139

Underlying result before tax Banking	698	1,405	-50.3%	-1,841	n.a.

Insurance Europe	-75	339	-122.1%	-186
Insurance Americas	-510	211	-341.7%	-1,075
Insurance Asia/Pacific	-149	182	-181.9%	-209
Corporate line Insurance	-245	-43		-999

Underlying result before tax from Insurance	-979	690	-241.9%	-2,469	n.a.

Underlying result before tax	-281	2,095	-113.4%	-4,310	n.a.

Taxation	44	509	-91.4%	-1,203
Minority interests	-21	20	-205.0%	-34

Underlying net result	-305	1,566	-119.5%	-3,073	n.a.

Net gains/losses on divestments	-56	45		-217
Net result from divested units	5	23		-288
Special items after tax	-438	-94		-132

Net result	-793	1,540	-151.5%	-3,711	n.a.

Result per share (in EUR)	-0.39	0.74	-152.7%	-1.82	n.a.

KEY FIGURES
Return on equity (YTD)	-11.5%	16.5%		-2.1%
Client balances (end of period, EUR billion)	1,467	1,454	0.9%	1,456	0.8%
Number of staff (FTEs end of period, adjusted for divestments)	114,035	114,430	-0.3%	117,841	-3.2%

[1]	Underlying result before tax and underlying net result are non-GAAP measures for result excluding divestments and special items

Note: small differences are possible in the tables due to rounding
Quarterly loss less severe than 4Q08 in part due to de-risking and cost containment
ING Group Highlights
Market conditions remained challenging throughout the first quarter as stock markets reached new cyclical lows and credit spreads remained at generally high levels.
ING enforced de-risking actions and actively reduced costs throughout the quarter, which helped to moderate the adverse impact of the market turmoil on results. Nevertheless, the persistently difficult operating environment continued to put pressure on results, leading to an underlying net loss of EUR -305 million. For the fourth quarter of 2008, ING had reported an underlying net loss of EUR -3,073 million.
Negative impacts stemming from the market turmoil were significant in the first quarter—totalling EUR -1,707 million before tax—but less severe than the impact in the fourth quarter of 2008, which was EUR -5,037 million.
Impairments and fair value changes on subprime RMBS, Alt-A RMBS and CDO/CLOs were EUR -290 million compared with EUR -2,049 million in the fourth quarter of 2008. The marked decline in the first-quarter impact was primarily attributable to the Illiquid Assets Back-up Facility which resulted in a full risk transfer to the Dutch State on 80% of the Alt-A RMBS portfolio at ING Direct USA and ING Americas. On 1 April 2009, the European Commission temporarily authorised the Facility.
Impairments and fair value changes on other debt securities were less than one-third of the fourth quarter 2008 impact, at EUR -80 million.
ING reduced its direct equity exposure during the first quarter, scaling down listed equity holdings by EUR 0.8 billion to EUR 5.0 billion. Additional hedges were also put in place, increasing the total amount of equity protection to EUR 3.9 billion notional. These hedges had a result of EUR 379 million, which more than compensated for EUR -194 million of impairments on equity securities, which were less than one-third of the equity impairments in the fourth quarter of 2008.
Real estate prices dropped further in the first quarter, triggering EUR -361 million of negative revaluations on real estate and EUR -22 million of impairments on development projects. In the fourth quarter of 2008, the impact of negative revaluations and impairments on development projects was EUR -608 million. Negative revaluations on private equity were EUR -145 million compared with EUR -275 million in the fourth quarter of 2008.
In the first quarter, DAC unlocking was EUR -550 million as the combination of declining equity markets, equity volatility and low interest rates drove projected benefit and hedging costs markedly higher. DAC unlocking in the fourth quarter of 2008 was EUR -839 million.
Other market impacts from the market dislocation were EUR -488 million compared with EUR -235 million in the fourth quarter of 2008. Other market impacts include hedge losses and investment losses.
In spite of the difficult operating conditions, net production of client balances was robust in the first quarter. ING achieved a net client balance production of EUR 11.2 billion, which excludes the impact of currency effects and market performance. Total client balances were up 1% to EUR 1,467 billion compared with year-end 2008.
Strong inflows in the Bank of EUR 12.6 billion were primarily driven by funds entrusted, which grew by EUR 9.6 billion and were fuelled mainly by ING Direct. Residential mortgages at Retail Banking and ING Direct grew by EUR 3.5 billion. In Insurance, Europe and the Americas had negative net production whereas Asia/Pacific had positive net production.
Banking reported an underlying result before tax of EUR 698 million. Banking’s performance was driven by strong interest results and profitability in all three business lines, but it was dampened by higher risk costs totalling EUR 772 million. Risk costs were higher in all business lines due to worsening external credit conditions as a result of the economic downturn. The Bank continued to tighten underwriting criteria for corporate credits and retail mortgages, and exposure to financial institutions was reduced in the quarter.
In Insurance, product sales were weak across the globe due to the uncertain economic environment and ING’s decision to proactively de-risk its variable annuity products in the US and Japan. Commissions were also lower as a consequence of lower assets under management. Market impacts including DAC unlocking, impairments, fair value adjustments and negative revaluations on assets in the investment portfolio compounded the strain on results leading to an underlying result before tax of EUR -979 million. In response to the challenging commercial conditions, Insurance introduced product modifications, primarily in the US, to reduce the impact of volatility on capital and improve product economics to ING. In Japan, ING is withdrawing from the SPVA market, and will stop SPVA sales by 31 July 2009.
ING made significant advances in repositioning its operational cost structure and reaching its target cost savings of EUR 1 billion in 2009. Of the targeted 2009 headcount reduction of 7,000 FTEs, 5,380 were achieved by the end of the quarter. Group operating expenses declined 3.5% from the first quarter of 2008 and 13.3% from the fourth quarter of 2008.
For the first quarter, the Group reported a pre-tax underlying loss of EUR -281 million with a tax charge of EUR 44 million. The tax charge arose as profits were taxed at relatively high effective tax rates and losses were deductible at relatively low effective tax rates.
Including the impact of divestments and special items, the Group’s quarterly net loss was EUR -793 million. This reflects the EUR -51 million net impact of divestments, including the sale of ING’s 70% stake in ING Canada, EUR 329 million in restructuring costs and the one-time EUR -109 million transaction result on the Illiquid Assets Back-up Facility. The EUR -109 million result was primarily due to the fact that the transaction triggered capital losses at ING Insurance US for which no tax benefit was recorded.
The net loss per share was EUR 0.39, versus a profit of EUR 0.74 in the first quarter last year and a loss of EUR 1.82 in the fourth quarter of 2008. The total number of shares outstanding in the market declined from 2,027 million at the end of 2008 to 2,021 million at the end of March 2009. The average number of shares used to calculate earnings per share over the first quarter of 2009 is 2,026 million.
Corporate Governance Update
In line with the April 2009 strategy announcement, ING is taking measures to simplify governance. To increase the business focus of the Group’s leadership, Banking and Insurance will each have its own Management Board consisting of the Group CEO, CFO and CRO and the heads of the respective business lines currently serving on the Group Executive Board. Strategic, operational and business decisions that do not affect the Group’s direction or regulatory and government issues will be taken by the Banking or Insurance Management Board. Within the Insurance Board, Jacques de Vaucleroy will be responsible for Global Asset Management. Hans van der Noordaa will resume responsibility for Insurance Europe in addition to his current responsibility for Insurance Asia/Pacific. These organisational changes will become effective as of 1 June 2009 pending approval of The Dutch Central Bank.

BANKING
Banking: Key Figures

	Total
In EUR million	1Q2009	1Q2008	Change	4Q2008	Change

Total underlying income	3,821	3,920	-2.5%	1,421	168.9%
Operating expenses	2,352	2,417	-2.7%	2,686	-12.4%
Gross result	1,470	1,503	-2.2%	-1,265
Addition to loan loss provision	772	98	687.8%	576	34.0%

Underlying result before tax	698	1,405	-50.3%	-1,841

Interest margin	1.17%	1.02%		1.19%
Underlying cost/income ratio	61.5%	61.7%		189.0%
Risk costs in bp of average CRWA	108	16		81
Risk-weighted assets (end of period)	339,357	308,734	9.9%	343,388	-1.2%
Underlying RAROC before tax	19.3%	25.1%		-29.5%
Underlying RAROC after tax	13.7%	17.8%		-17.3%
Economic capital (average over period)	22,413	18,165	23.4%	22,227	0.8%
Staff (FTEs end of period)	73,695	72,803	1.2%	75,109	-1.9%

Performance driven by strong interest results and profitability in all business lines
Banking’s underlying result before tax was EUR 698 million. Results were resilient despite the ongoing competition for savings, depressed asset values and financial market volatility. The interest margin rose compared with the first quarter of 2008 thanks to continued volume growth in savings and lending, although demand for the latter was low in the current environment. Total underlying income recovered strongly versus the fourth quarter of 2008. The deepening global recession negatively impacted credit quality, causing a rise in risk costs.
Total underlying income declined 2.5% compared with the first quarter of 2008 as an increase in the interest result was offset by market impacts including impairments on mortgage-backed securities and equities, and negative fair value changes at ING Real Estate. In addition, commission income was lower. Compared with the fourth quarter of 2008 when income was suppressed by negative market impacts, income was up 168.9%.
The total interest margin rose to 1.17%, up 15 basis points compared with the first quarter last year. The increase was mainly due to a rise in Wholesale Banking’s interest margin. The interest margin of ING Direct also improved, while the interest margin of Retail Banking remained under pressure due to the ongoing competition for savings, particularly in the Netherlands.
Commission income fell 15.3%—compared to both the first and fourth quarter of 2008—primarily as a result of lower asset management fees in Retail Banking and ING Real Estate due to deteriorating equity markets and lower asset values.
Investment income was EUR -150 million, which includes EUR -200 million of impairments on subprime RMBS, Alt-A RMBS and equity securities, and EUR -80 million of negative fair value changes on direct real estate investments. Investment income was EUR 89 million in the first quarter of 2008, and EUR -1,846 million in the fourth quarter of 2008.
Other income was EUR 322 million, down 41.7% versus the first quarter of 2008. A rise in net trading income could not compensate for lower valuation results on non-trading derivatives, higher losses from associates mainly at ING Real Estate and the absence of development project sales. Other income was negative in the fourth quarter of 2008.
Operating expenses were 2.7% lower from the first quarter of 2008 and 12.4% lower than the previous quarter, with all business lines contributing to the decline. The positive impact of cost-containment initiatives was partially offset by impairments on real estate development projects and an increase in deposit insurance premiums (primarily in the US). By the end of March 2009, headcount was reduced by 1,478 FTEs out of a total announced reduction of 2,800 positions for 2009.
Banking added EUR 772 million to loan loss provisions due to deteriorating credit quality across all business lines and regions. Gross additions were EUR 909 million, while releases were limited to EUR 137 million. The current economic outlook points to elevated risk costs in the coming quarters of at least the level of the first quarter of 2009.

Banking: Business Lines

	Retail			ING Direct			Wholesale
In EUR million	1Q2009	1Q2008	Change	1Q2009	1Q2008	Change	1Q2009	1Q2008	Change

Total underlying income	1,733	1,946	-10.9%	615	609	1.0%	1,440	1,307	10.2%
Operating expenses	1,260	1,274	-1.1%	413	421	-1.9%	653	708	-7.8%
Gross result	472	672	-29.8%	202	188	7.4%	786	599	31.2%
Addition to loan loss provision	334	35	854.3%	158	33	378.8%	280	30	833.3%

Underlying result before tax	139	638	-78.2%	44	155	-71.6%	506	570	-11.2%

Interest margin				0.98%	0.86%
Underlying cost/income ratio	72.7%	65.5%		67.2%	69.1%		45.4%	54.2%
Risk costs in bp of average CRWA	168	19		109	33		76	9
Risk-weighted assets (end of period)	94,491	87,986	7.4%	63,742	47,126	35.3%	178,611	171,928	3.9%
Underlying RAROC before tax	22.6%	40.6%		16.1%	21.0%		26.2%	22.0%
Underlying RAROC after tax	17.2%	32.1%		9.3%	13.1%		18.8%	14.6%
Economic capital (average over period)	6,057	5,607	8.0%	4,016	3,050	31.7%	9,912	8,999	10.1%
Staff (FTEs end of period)	48,871	48,481	0.8%	9,737	9,088	7.1%	15,087	15,234	-1.0%

Retail Banking
Margin compression and intense competition for savings and deposits put pressure on Retail Banking’s results, particularly in the Netherlands. Commissions were lower due to negative stock market performance, and risk costs rose as a consequence of the deepening global recession. Retail Banking recorded an underlying result before tax of EUR 139 million. Results were 85.3% higher than the fourth quarter of 2008, but 78.2% lower than in the first quarter of 2008, reflecting the challenges of the difficult operating environment.
Income decreased 10.9% compared with the first quarter of 2008. Interest results were resilient, declining only 0.6%, as the negative impact of margin compression in the Netherlands was offset by volume growth and favourable margins in Belgium. In Central and Eastern Europe, strong competition depressed margins, causing ING to relinquish some market share in order to preserve profitability. In light of this development, ING has temporarily suspended branch expansion in Poland, Romania and Turkey.
Commissions fell 22.3% from lower management and securities fees. Investment income was lower as the first quarter last year contained dividends received on ING’s stake in Kookmin Bank and from a participation in the Netherlands. Other income decreased mainly as a result of negative fair value changes on derivatives not eligible for hedge accounting at ING Bank Turkey. The decline in the Polish zloty against the euro had a negative impact on hedging schemes to protect exporters, resulting in losses on FX derivatives in Poland.
Expenses declined 1.1% versus the first quarter of 2008. Compared with the fourth quarter of 2008, which was marked by higher costs ahead of the merger of the Dutch retail activities, expenses were down 10.5%. Of the announced headcount reduction of 800 positions in 2009, 532 have already been realised. On top of this reduction, another 578 FTEs were reduced during the first quarter of 2009 in relation to the integration of the Dutch retail activities. In addition to FTE reductions, more than 1,600 external contracts were terminated during the quarter.
The addition to loan loss provisions was EUR 334 million. In the Netherlands, additions rose due to higher risk costs in business lending and the fall in house price indices. Risk costs in Asia Private Banking increased due to lower values in collateral for loans, while in Turkey the increase was due to higher country risk.
ING Direct
Strong growth in funds entrusted and higher margins helped to mitigate the negative impact of the deteriorating US housing market on results. Underlying result before tax was EUR 44 million, compared with EUR 155 million in the first quarter of 2008 and a loss of EUR -1,411 million in the fourth quarter of 2008.
Production of client balances reached EUR 13.1 billion in the quarter. This was primarily driven by growth in funds entrusted, which rose by EUR 11.0 billion at constant exchange rates thanks to successful marketing campaigns as well as seasonality. Own-originated mortgages grew by EUR 1.5 billion at constant exchange rates. Assets under management declined marginally by EUR 0.1 billion to EUR 6.3 billion.
Income rose 1.0% despite EUR -129 million of impairments on the investment portfolio of which

EUR -112 million related to the retained Alt-A RMBS portfolio and EUR -17 million related to subprime RMBS. The interest result in Australia, Canada, the US and the UK grew as core client rates were reduced following continued rate cuts by central banks. The eurozone countries only partly tracked their core client rates to reflect central bank rate cuts as competition for funds remained intense. The interest margin was 0.98% compared with 0.86% in the first quarter of 2008 and 0.99% in the previous quarter.
Operating expenses decreased 1.9% compared with the first quarter last year and 9.8% from the fourth quarter of 2008. The impact of cost-reduction initiatives, the cancellation of the ING Direct Japan launch and lower up-front investment costs in mortgage production more than offset higher FDIC deposit insurance premiums and the inclusion of Interhyp. Of the targeted headcount reduction of 600 FTEs in 2009, 288 were achieved by the end of the first quarter. ING Direct also reduced external staff by 139 FTEs during the quarter.
The addition to the provision for loan losses rose to EUR 158 million. This was largely due to an increase in the US reflecting higher delinquency rates in the mortgage market and lower recovery rates. ING Direct’s non-performing loans in the US rose to 3.7% from 2.7% at the end of December 2008. However, the portfolio continues to perform better than the benchmark of prime adjustable-rate mortgages. ING’s overall portfolio consists of quality customers with an average loan-to-value ratio of 77%, and 97% of the mortgages are to owner-occupiers.
Retail Banking — Underlying Result Before Tax (in EUR million)
ING Direct — Underlying Result Before Tax (in EUR million)
Wholesale Banking — Underlying Result Before Tax (in EUR million)
Wholesale Banking
Wholesale Banking results were driven by record revenues, primarily attributable to Financial Markets. Strong customer flows and increased spreads supported the client-facing business in Financial Markets, while volatility in interest rate markets provided a favourable environment for proprietary trading. Margins and volumes rose in General Lending as new commitments were extended at higher margins while adhering to ING’s strict underwriting standards.
Wholesale Banking posted an underlying pre-tax result of EUR 506 million. This is 11.2% lower than first quarter 2008’s results, but represents a return to profitability compared with the fourth quarter 2008 loss of EUR -366 million. In the first quarter of 2009, strong results in Financial Markets and the lending businesses were offset by a quarterly loss at ING Real Estate, due to declining property values across the globe, and higher risk costs.
Income rose 10.2% compared with the first quarter of 2008, fuelled by a higher interest result. This reflects the marked increase in pricing for General Lending, Structured Finance and Real Estate Finance products. Additionally, Financial Markets achieved strong results in interest rate related products. Commissions declined 11.5% from lower fees in Real Estate Investment Management, Corporate Finance and Equity Markets. Investment and other income fell primarily due to EUR -59 million of impairments mainly in Financial Markets and EUR -182 million of negative fair value changes at ING Real Estate.
Expenses were 7.8% lower than the first quarter of 2008, and 16.7% lower than the previous quarter. Headcount reductions and other cost-containment measures, as well as lower performance-related staff costs, drove the decline. By the end of the first quarter, a reduction of 658 FTEs was achieved versus the announced reduction of 1,400 FTEs for 2009.
Net additions to loan loss provisions rose to EUR 280 million, or 76 basis points of average CRWA. The increase of EUR 250 million compared with the first quarter of 2008 was mainly attributable to Real Estate Finance and the Leveraged Finance activities in Structured Finance.
Banking Corporate Line
The Corporate Line Banking reported an underlying result before tax of EUR 9 million, compared with EUR 43 million in the first quarter of 2008. The decline was driven by lower income on capital surplus, higher solvency costs and higher financing charges.

INSURANCE
Insurance: Key Figures

	Total
In EUR million	1Q2009	1Q2008	Change	4Q2008	Change

Gross premium income	8,914	10,744	-17.0%	9,079	-1.8%
Total investment and other income	1,786	2,858	-37.5%	2,035	-12.2%
Operating expenses	1,032	1,091	-5.4%	1,218	-15.3%

Underlying result before tax	-979	690	-241.9%	-2,469	n.a.

New business figures
Value of new business	120	282	-57.4%	170	-29.4%
Internal rate of return (YTD)	11.7%	14.8%		14.0%
Single premiums	3,977	6,604	-39.8%	5,341	-25.5%
Annual premiums	878	1,099	-20.1%	885	-0.8%
New sales (APE)	1,276	1,759	-27.5%	1,419	-10.1%
Staff (FTEs end of period, adj for divestments)	40,340	41,627	-3.1%	42,732	-5.6%

Results under pressure from weak product sales, lower commissions and negative market impacts
Market conditions were weak in the first quarter, during which declining equity prices and credit spreads remained elevated. The financial market deterioration caused EUR -365 million of impairments on equity and debt securities, EUR -550 million of negative DAC unlocking, and EUR -325 million of negative fair value changes and impairments on real estate and private equity investments. Furthermore, results were negatively impacted by a EUR 164 million increase in the provision for guarantees on separate account pension contracts (net of hedging) in the Netherlands, as well as a EUR -191 million loss in Japan’s SPVA business.
Despite de-risking measures taken to mitigate the adverse market impacts including reducing equity exposure and modifying products, Insurance posted an underlying loss before tax of EUR -979 million.
Overall sales (APE) were down 27.5% versus the first quarter of 2008 and 10.1% compared with the fourth quarter of 2008. The poor performance of equity markets dampened sales, particularly for investment-oriented products, as did ING’s decision to proactively de-risk its variable annuity products. The value of new business (VNB) declined 57.4% versus the first quarter of 2008 from lower sales and margin pressure, especially on variable annuity products due to higher hedge costs from lower interest rates and higher volatility. Additionally, prior-year VNB figures include the impact of the Romanian second-pillar pension fund. Compared with the fourth quarter of 2008, VNB was down 29.4%.
Gross premium income was down 17.0% from the first quarter of 2008 on the back of lower sales, most notably from lower investment-oriented product sales in the US and Asia/Pacific. Compared with the previous quarter, gross premium income was down slightly by 1.8%.
Investment and other income fell 37.5% versus the first quarter of 2008, driven by capital losses and impairments on equity securities totalling EUR -131 million, impairments and fair value changes on pressurised assets of EUR -192 million, and EUR -325 million of negative revaluations and impairments on real estate and private equity investments. Compared with the fourth quarter of 2008, investment and other income was down 12.2%.
Operating expenses decreased 5.4% from the first quarter of 2008 and 15.3% from the fourth quarter of 2008. All business lines contributed to the decline through cost-containment measures and lower sales volumes. Of the targeted headcount reduction of 4,200 FTEs for 2009, 3,903 have been realised.
Insurance Europe
Insurance Europe posted an underlying loss before tax of EUR -75 million, an improvement from the fourth quarter 2008 loss of EUR -186 million, but a decline compared with the EUR 339 million profit in the first quarter of last year. The first quarter 2009 result was mainly driven by lower investment income, higher non-life claims and a EUR 164 million increase in the provision for guarantees on separate account pension contracts (net of hedging).
Life sales (APE) declined by 23.2% compared with the first quarter of 2008, as the first quarter last year included EUR 27 million in sales from the Romanian second-pillar pension fund launch. The main source of the decline was Belgium, where APE dropped due to lower sales of the Optima investment product. Sales in the Netherlands decreased slightly due to lower retail sales driven by the stagnating housing market, which put pressure on Life sales tied to mortgage production. Despite

Insurance: Business Lines

	Europe			Americas			Asia/Pacific
In EUR million	1Q09	1Q08	Change	1Q09	1Q08	Change	1Q09	1Q08	Change

Gross premium income	2,951	3,269	-9.7%	3,991	5,015	-20.4%	1,964	2,447	-19.7%
Total investment and other income	908	1,015	-10.5%	868	1,066	-18.6%	357	796	-55.2%
Operating expenses	400	417	-4.1%	413	419	-1.4%	185	230	-19.6%

Underlying result before tax	-75	339	-122.1%	-510	211	-341.7%	-149	182	-181.9%

New business figures
Value of new business	49	123	-60.2%	38	90	-57.8%	32	69	-53.6%
Internal rate of return (YTD)	14.8%	17.6%		10.5%	13.8%		12.2%	14.8%
Single premiums	708	926	-23.5%	2,434	3,969	-38.7%	836	1,709	-51.1%
Annual premiums	137	179	-23.5%	497	531	-6.4%	244	389	-37.3%
New sales (APE)	208	271	-23.2%	740	928	-20.3%	327	560	-41.6%
Staff (FTEs end of period, adj for divestments)	14,170	14,256	-0.6%	17,485	18,842	-7.2%	8,633	8,460	2.0%

the current market circumstances, sales in Central and Rest of Europe held up well, declining 5.6% excluding currency effects and the impact of the second-pillar Romanian pension fund.
Gross premium income was 9.7% lower than the first quarter of 2008. Life premiums were lower across the region, with Belgium leading the decline. Life premiums were 43.6% lower in Belgium, due to lower sales of investment products with profit participation. Premium income in the Netherlands was down 2.8%, and in Central and Rest of Europe premiums were down 16.6%.
Investment and other income was EUR 908 million, or 10.5% lower than the first quarter of 2008. Investment and other income was impacted by EUR -179 million of negative real estate revaluations and negative results on private equity of EUR -73 million. Dividend income was lower compared to the first quarter of 2008, which contained EUR 80 million of extraordinary dividends. These items were partly offset by gains and positive revaluations on public equity hedges of EUR 176 million, net of impairments and capital gains on equity securities. Equity hedge positions were increased further during the quarter, which limited the impact of equity impairments on results.
Insurance Europe — Underlying Result Before Tax (in EUR million)
Insurance Americas — Underlying Result Before Tax (in EUR million)
Insurance Asia/Pacific- Underlying Result Before Tax (in EUR million)
Operating expenses declined 4.1% versus the first quarter of 2008. Ongoing cost-containment initiatives and the depreciation of Central European currencies against the Euro contributed to the decline. By the end of the quarter, 306 FTE reductions had been achieved against the 2009 target of 1,100 reductions. All cost-containment programmes are on track.
The value of new business (VNB) fell 60.2% largely due to lower sales, the impact of the Romanian second-pillar pension fund in the first quarter of 2008, currency impacts and changes in pricing assumptions.
Insurance Americas
Persistent economic and financial market weakness led to lower sales of equity-linked products across the region as investors remained hesitant to participate in the volatile and uncertain market. Sales (APE) in the Americas were down overall by 20.3% from the first quarter of 2008. The decline in APE was driven principally by lower variable annuity sales and also reflects ING’s decision to proactively de-risk its variable annuity products in the US. However, US term life insurance sales grew 57.8% as customers sought protection products without market risk.
The ongoing market turmoil led to an underlying pre-tax loss of EUR -510 million. The US posted a loss of EUR -569 million primarily as a result of EUR -550 million of DAC unlocking, EUR -168 million of impairments on debt securities, as well as lower fee income. Negative returns on alternative assets of

EUR -67 million also adversely impacted results, while lower operating expenses helped dampen the decline. Latin America’s results improved by 17.6% compared with the first quarter last year, or 33.3% excluding currency effects, reflecting improved equity market returns, lower integration and operating costs as well as improved fee income. The sale of ING’s stake in ING Canada was completed in February 2009. Canada’s operating results and the result from the sale of the business are not included in the Americas’ underlying results for both 2008 (which is re-stated) and 2009.
Insurance Americas continued its aggressive de-risking initiatives, including making substantial changes to variable annuity products to reduce the impact of volatility on capital and improve product economics to ING. In the quarter, hedge positions were increased further to mitigate the adverse impact of declining equity markets on regulatory capital.
Gross premium income was 20.4% lower than the first quarter of 2008 due to lower sales.
Operating expenses declined 1.4% from the first quarter of 2008, or 11.2% excluding currency impacts. Lower staff costs, a decrease in variable compensation and lower expenses related to the Latin American pension business integration contributed to the decline. Excluding currency effects and the acquisition of CitiStreet in July 2008, operating expenses declined more than 20% compared with the year-ago quarter. By the end of March 2009, 3,309 FTE reductions were achieved, which is more than the intended target for 2009. Reductions over the FTE target were largely related to commission-based sales staff in Latin America.
The value of new business (VNB) fell 57.8% due to adverse market pressures on returns and sales in the US, the impact of product de-risking on variable annuity sales and lower production in Latin America.
Insurance Asia/Pacific
In the first quarter, the adverse financial environment negatively affected Asia/Pacific’s results. Throughout the region, consumer and distributor demand was weak for investment-linked products, with customers shifting towards traditional products.
Sales (APE) in Asia/Pacific were down 41.6% compared with the first quarter of 2008, but stable versus the fourth quarter of 2008. Sales fell in all regions during the first quarter of 2009. APE had been buoyant in the first quarter last year when Japan experienced a spike in sales ahead of COLI tax regulation changes and Korea boosted sales with a special bank distribution campaign. Despite lower sales in the current quarter, ING retained its leading market positions in its four largest markets of Australia, South Korea, Japan and Malaysia.
As part of its de-risking programme, ING is withdrawing from the SPVA market in Japan. By 31 July 2009, all SPVA sales will be completely stopped. The in-force book of SPVA products will continue to be serviced. ING will continue to invest in and support the COLI business in Japan.
Asia/Pacific’s underlying loss before tax was EUR -149 million. Three major factors contributed to the loss: a EUR -191 million loss in Japan’s SPVA business, a one-time provision for charges related to two fund suspensions in New Zealand of EUR 50 million, and a EUR -23 million impairment on debt holdings in India.
Gross premium income fell 19.7% from the first quarter of 2008, but up 3.4% compared with the fourth quarter of 2008. The decline compared with the first quarter of last year was mainly attributable to Japan, where premium income fell 10.2% from lower SPVA sales of redesigned products. In South Korea premium income fell 33.1%, or 14.8% excluding currency effects. Premium income in Malaysia was down 13.8%. However, premium income rose 6.0% in Australia on robust insurance sales and growth of the risk renewal base. In Rest of Asia, premium income declined 16.2% on lower single premium sales in Hong Kong and China.
Investment and other income fell 55.2%, as it includes fair value changes on derivatives used to hedge Japan’s guaranteed benefits, which in turn was offset by a lower increase of guaranteed benefit reserves in underwriting expenditure.
Insurance Asia/Pacific made significant progress in executing cost-containment measures, which brought expenses down 19.6% relative to the first quarter of 2008. All countries contributed to the decline, with the most noticeable declines in South Korea and Australia. By the end of the quarter, more than one-third of the targeted 700 FTE reduction was achieved.
The value of new business (VNB) was down 53.6%. This was primarily driven by Japan and a decline in sales across the rest of the region. However, VNB was up 14.3% from the fourth quarter of 2008 thanks to improved value generation in South Korea.
Insurance Corporate Line
The Corporate Line recorded an underlying loss before tax of EUR -245 million versus a loss of EUR -43 million in the first quarter of 2008. The loss in the current quarter was mainly attributable to losses and impairments on public equity and a lower (currency translation related) reinsurance result.

BALANCE SHEET
Key consolidated balance sheet figures

In EUR million	31-Mar-09	31-Dec-08	Change

Financial assets at fair value through P&L	255,586	280,505	-8.9%
Investments	214,225	258,291	-17.1%
Loans and advances to customers	641,075	619,791	3.4%
Other assets	160,950	173,075	-7.0%

Total assets	1,271,836	1,331,663	-4.5%

Shareholders’ equity (in parent)	19,370	17,334	11.7%
Minority interests	1,137	1,594	-28.7%
Non-voting equity securities	10,000	10,000

Total equity	30,507	28,928	5.5%

Insurance and investment contracts	236,386	240,790	-1.8%
Amounts due to banks	123,538	152,265	-18.9%
Customer deposits/other funds on deposit	516,629	522,783	-1.2%
Financial liabilities at fair value through P&L	164,353	188,398	-12.8%
Other liabilities	200,423	198,499	1.0%

Total liabilities	1,241,329	1,302,735	-4.7%

Total equity and liabilities	1,271,836	1,331,663	-4.5%

Amid the ongoing market volatility, ING is taking measures to reduce asset leverage and preserve shareholders’ equity, as announced in January 2009.
The Group’s balance sheet declined 4.5% compared with the end of 2008. The decline was primarily attributable to a 7% reduction in ING Bank’s balance sheet versus its targeted 10% reduction from 30 September 2008. The reduction was concentrated in the non-lending portion of the balance sheet and has therefore had a limited impact on earnings. The remainder of the intended reduction will be executed over the course of 2009.
ING Bank’s adjusted loan-to-deposit ratio, which excludes securities reclassified to loans and advances to customers and the Dutch Government receivable, declined to 1.09 at the end of the first quarter compared with 1.11 at 31 December 2008.
Assets
Financial assets at fair value through P&L decreased 8.9% primarily through lower securities borrowing and reverse repo activities in the Bank.
Investments declined 17.1%. ING Bank’s investment portfolio decreased by EUR 41 billion as a result of EUR 23 billion of reclassifications from investments to loans and advances to customers and amounts due from banks at ING Direct and the de-recognition of EUR 14 billion of Alt-A RMBS as a result of the Illiquid Assets Back-up Facility.
Loans and advances to customers increased 3.4% primarily from the reclassification of investments at ING Direct and the inclusion of the Dutch Government receivable related to the Illiquid Assets Back-up Facility. This was offset by additional netting of debit and credit balances on corporate current accounts in the Netherlands. This netting is mirrored in customer deposits.
Other assets decreased by EUR 12 billion reflecting the divestment of ING Life Taiwan.
Liabilities
Insurance and investment contracts declined 1.8% mainly as a result of the ING Canada divestment.
Amounts due to banks declined 18.9%, primarily due to lower bank deposits and short-term deposits which are taken as collateral for securities lending and repos. This was partly offset by higher unsettled balances from securities transactions, current accounts and call money.
Customer deposits and other funds on deposits decreased 1.2%, primarily due to changes in the netting of debit and credit balances in the Netherlands. This was offset by growth in client deposits mainly from ING Direct and ING Belgium.
Financial liabilities at fair value through P&L decreased 12.8%, mainly due to the repo business, where short-term deposits placed as collateral for securities lending and repos declined as did the mark-to-market value of trading derivatives.
Other liabilities increased by EUR 2 billion reflecting an increase in debt securities in issue at ING Bank, offset by the ING Life Taiwan divestment.
Shareholders’ equity
Shareholders’ equity increased by EUR 2.0 billion to EUR 19.4 billion as ING took measures to preserve IFRS equity as part of its de-risking and de-leveraging targets. This increase was mainly due to the release of EUR 4.6 billion of negative revaluations on Alt-A RMBS as a result of the Illiquid Assets Back-up Facility. The quarterly net loss of EUR 0.8 billion, further negative revaluations on fixed income securities and an adverse change in the cash flow hedge reserve partially offset the positive impact of the Alt-A transaction.
The unrealised revaluation reserve of debt securities improved by EUR 1.7 billion to EUR -11.8 billion at the end of the quarter. The positive impact from the Illiquid Assets Back-up Facility was partially offset by revaluations on asset-backed securities.
Unrealised revaluations for equity securities were EUR 1.5 billion at 31 March 2009, up from EUR 1.0 billion at year-end 2008. ING Bank’s stake in Bank of Beijing was the main driver for the favourable development of unrealised gains on equities.

CAPITAL MANAGEMENT
Key capital and leverage ratios

	31-Mar-09	31-Dec-08

Group debt/equity ratio	13.5%	13.5%
Bank core Tier 1 ratio	7.5%	7.3%
Bank Tier 1 ratio	9.7%	9.3%
Insurance debt/equity ratio	9.6%	8.8%
Insurance capital coverage ratio	252%	256%

All of ING’s key capital and leverage ratios remained within their respective targets during the quarter. The Group debt/equity ratio was unchanged from year-end 2008 at 13.5%. The debt/equity ratio of Insurance increased from 8.8% to 9.6%. Insurance core debt increased primarily due to currency related changes in hybrids. Insurance adjusted equity decreased mainly due to the quarterly loss and a reduction in minorities, which was not offset by changes in equity revaluations, translation reserves and other.
During the first quarter, ING announced and entered into an Illiquid Assets Back-up Facility with the Dutch State, through which the Dutch government acquired the risks and returns associated with 80% of ING’s Alt-A asset portfolio. This transaction has reduced ING Bank’s risk-weighted assets by roughly EUR 13 billion and largely mitigates possible future increases in capital requirements from potential credit rating migration.
The Bank’s Tier 1 ratio increased from 9.3% to 9.7% and the core Tier 1 ratio rose from 7.3% to 7.5%. The increases in both ratios were attributable to a net reduction of EUR 4 billion in risk-weighted assets as the impact of the Illiquid Assets Back-up Facility more than offset commercial growth and credit rating migration. Additionally, available Tier 1 capital increased by EUR 0.7 billion, mainly due to a EUR 0.2 billion increase in the value of hybrids (exchange rate related) and the Bank’s net profit of EUR 0.4 billion. The BIS capital ratio rose to 12.9% from 12.8% at the end of December 2008.
In the first quarter, ING divested its wholly-owned subsidiary ING Taiwan and sold its 70% stake in ING Canada. These two divestments yielded proceeds totalling EUR 1.8 billion. In May 2009, ING closed the sale of Origenes Seguros de Retiro, the annuity business in Argentina, following the nationalisation of the private pension system, including ING’s pension business in late 2008.
Dividend
As previously announced, ING Group will not pay a final dividend in May 2009 over the year 2008. However, as an interim dividend was paid in August 2008 on ordinary common shares, the first short coupon of EUR 425 million on the Core Tier 1 securities issued to the Dutch State was paid in May 2009. This amount had already been deducted from shareholders’ equity at year-end 2008.
RISK MANAGEMENT
ING Group: Pre-tax P&L impact of impairments, fair value changes, loan loss provisions and other market impacts

EUR million	1Q2009	1Q2008	4Q2008

Debt securities:
Subprime RMBS	-76	-33	-50
Alt-A RMBS	-178	-17	-1,814
CDO/CLO	-36	-23	-185
Other debt securities	-80	-27	-265

Equity securities impairments	-194	-17	-569
Equity capital gains	45	143	-279
Equity hedges	379	127	82
Equity related DAC unlocking	-51	-101	-313
Other DAC unlocking	-499	-4	-526

Real Estate revaluations	-383	-71	-608
Private equity revaluations	-145	-37	-275

Loan loss provisions Bank	-772	-98	-576

Other	-488	174	-235

Total	-2,478	16	-5,613

In addition to de-leveraging, ING also made significant progress in de-risking the balance sheet to dampen the impact of the market turmoil.
The total pre-tax impairment result related to asset-backed securities (ABS) was EUR -290 million in the first quarter, EUR -1,759 million lower than the fourth quarter of 2008. These impairments were mainly driven by the retained portfolio of Alt-A securities, which accounted for EUR -178 million of the total ABS-related impairments. The improved result versus the fourth quarter of 2008 is largely attributable to the Illiquid Assets Back-up Facility.
At the end of the quarter, ING had EUR 3.8 billion of Alt-A RMBS on the balance sheet. These RMBS had an average market value of 62.8% of the purchase price. The subprime RMBS book amounted to EUR 1.5 billion, which is 48.2% of the purchase price. The commercial mortgage-backed securities (CMBS) portfolio had a market value of EUR 7.5 billion. The majority of ING’s CMBS exposure is to senior AAA tranches with significant credit enhancements. The CMBS portfolio was fair valued at 69% at 31 March 2009. ING has not had any impairments on CMBS to date.

ING is exposed to equity risk directly through its equity available-for-sale (AFS) portfolio and indirectly through equity-related DAC unlocking in the insurance business.
Direct equity exposure at the end of the quarter stood significantly lower at EUR 5.0 billion, compared with EUR 5.8 billion at year-end 2008 and EUR 15.8 billion at year-end 2007. De-risking efforts to minimise exposure and the sale of ING’s stake in ING Canada contributed to the decline during the first quarter. The majority of ING’s current EUR 5.0 billion exposure relates to strategic equity stakes which will be reviewed in line with the strategic update announced on 9 April 2009. Despite falling equity markets, which only rebounded at the end of the first quarter, equity impairments on AFS securities were limited to EUR -194 million in the first quarter. ING had also increased the total amount of equity protection on the portfolio to EUR 3.9 billion notional. These hedges had a result of EUR 379 million during the first quarter, which more than offset the impact of impairments.
Negative stock market performance led to equity-related DAC unlocking in the US insurance business. Non-equity related DAC unlocking was EUR -499 million, while equity-related DAC unlocking was EUR -51 million. Equity-related DAC unlocking was strongly mitigated by temporary hedges effected at the end of 2008 and at the beginning of the first quarter of 2009.
ING’s total exposure to real estate, which is subject to revaluation through the profit and loss account, was EUR 9.3 billion at the end of the first quarter. Exposure declined EUR 0.5 billion compared with the end of the fourth quarter of 2008. ING will continue to focus on managing down capital exposure to real estate investments and real estate development projects. In order to further reduce complexity and risk, ING Real Estate’s three business lines will be de-coupled and re-aligned within the Group. The Finance and Development businesses will be integrated into the Bank, while Real Estate Investment Management will become part of a new global investment management business that will be created in Insurance.
Underwriting criteria for both corporate and consumer credit were tightened further during the quarter. Nevertheless, risk costs in the Bank rose sharply reflecting the global recession and uncertain economic outlook. Total net additions to loan loss provisions were EUR 772 million, equivalent to an annualised 108 basis points of average credit risk-weighted assets (CRWA). Risk costs in the fourth quarter of 2008 were 81 basis points of average CRWA. The main contributors to first quarter 2009 risk costs were Structured Finance, Retail Banking Netherlands, Private Banking Asia and ING Direct’s own-originated US mortgage portfolio. The current economic outlook points to elevated risk costs in the coming quarters of at least the level of the first quarter of 2009.
The Bank’s risk-weighted assets (RWA) decreased from EUR 343.4 billion at year-end 2008 to EUR 339.4 billion at the end of the first quarter. RWA decreased by EUR 4 billion during the quarter. The Illiquid Assets Back-up Facility led to a EUR 13 billion reduction in RWA, which more than compensated for a EUR 11 billion increase caused by credit rating migration. Credit rating migration was mainly observed in ING Direct’s own-originated mortgage portfolio and due to rating agency downgrades of 99 ABS during the first quarter. ING is taking measures to mitigate the potential impact from credit rating migration going forward.
A substantial reduction in interest rate risk was initiated in the fourth quarter of 2008 with the announced sale of ING Life Taiwan. The transaction was finalised on 11 January 2009, releasing EUR 5.7 billion of economic capital and increasing available financial resources by EUR 3.4 billion. In Insurance Europe, the duration mismatch between assets and liabilities was significantly reduced with interest rate derivatives. The introduction of illiquidity spreads for insurance liabilities further reduced the duration gap. Other efforts to reduce market risk include adjusting the product offering of variable annuities in the US, which took place in January 2009.
Insurance Americas: US DAC unlocking

in EUR million	1Q2009	1Q2008	4Q2008

Equity related — fee income	-117	-101	-264
Equity market hedge	66	0	-49
Fee income (net of hedging)	-51	-101	-313
Variable annuity guaranteed benefit costs	-471	19	-346
Investment losses	-25	-2	-154
Other	-3	-20	-25

Total US DAC unlocking	-550	-104	-838

APPENDICES
Appendix 1: Key Figures per Quarter

Appendix 2: Banking P&L by Business Line

Appendix 3: Insurance P&L by Business Line

Appendix 4: ING Group Consolidated Balance Sheet
Additional information is available in the following documents published at www.ing.com

- ING Group Quarterly Report

- ING Group Statistical Supplement

- Analyst Presentation

- US Statistical Supplement

- Interim Accounts
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).
In preparing the financial information in this press release, the same accounting principles are applied as in the 2008 ING Group Annual Accounts. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained in this release are statements of future expectations and other forward looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

APPENDIX 1: KEY FIGURES PER QUARTER
ING Group: Key Figures per Quarter

In EUR million	1Q2009	4Q2008	3Q2008	2Q2008	1Q2008

Underlying result before tax
Retail Banking	139	75	420	558	638
ING Direct	44	-1,411	-47	179	155
Wholesale Banking	506	-366	40	365	570
Corporate line Banking	9	-139	-629	-2	43

Underlying result before tax from Banking	698	-1,841	-216	1,100	1,405

Insurance Europe	-75	-186	101	397	339
Insurance Americas	-510	-1,075	-316	260	211
Insurance Asia/Pacific	-149	-209	19	124	182
Corporate line Insurance	-245	-999	-300	262	-43

Underlying result before tax from Insurance	-979	-2,469	-496	1,042	690

Underlying result before tax	-281	-4,310	-712	2,143	2,095

Taxation	44	-1,203	-142	302	509
Minority interests	-21	-34	-2	-45	20

Underlying net result	-305	-3,073	-568	1,886	1,566

Net gains/losses on divestments	-56	-217	178		45
Net result from divested units	5	-288	-13	63	23
Special items after tax	-438	-132	-74	-28	-94

Net result	-793	-3,711	-478	1,920	1,540

Result per share (in EUR)	-0.39	-1.82	-0.22	0.94	0.74

APPENDIX 2: BANKING P&L BY BUSINESS LINE
Banking: Profit & Loss Account

	Total			Retail Banking			ING Direct			Wholesale Banking			Corporate Line
In EUR million	1Q2009	1Q2008	Change	1Q2009	1Q2008	Change	1Q2009	1Q2008	Change	1Q2009	1Q2008	Change	1Q2009	1Q2008

Interest result	3,040	2,559	18.8%	1,403	1,411	-0.6%	706	567	24.5%	983	611	60.9%	-51	-31
Commission income	609	719	-15.3%	324	417	-22.3%	31	15	106.7%	255	288	-11.5%	-1
Investment income	-150	89	-268.5%	14	45	-68.9%	-67	9	-844.4%	-87	41	-312.2%	-10	-6
Other income	322	552	-41.7%	-7	72	-109.7%	-55	18	-405.6%	289	368	-21.5%	95	95

Total underlying income	3,821	3,920	-2.5%	1,733	1,946	-10.9%	615	609	1.0%	1,440	1,307	10.2%	34	58

Operating expenses	2,352	2,417	-2.7%	1,260	1,274	-1.1%	413	421	-1.9%	653	708	-7.8%	24	15
Gross result	1,470	1,503	-2.2%	472	672	-29.8%	202	188	7.4%	786	599	31.2%	9	43
Addition to loan loss provision	772	98	687.8%	334	35	854.3%	158	33	378.8%	280	30	833.3%

Underlying result before tax	698	1,405	-50.3%	139	638	-78.2%	44	155	-71.6%	506	570	-11.2%	9	43

Taxation	202	402	-49.8%	35	138	-74.6%	26	58	-55.2%	140	186	-24.7%	1	20
Result before minority interests	496	1,003	-50.5%	103	499	-79.4%	18	97	-81.4%	366	384	-4.7%	8	23
Minority interests	-24	12	-300.0%	-1	12	-108.3%				-23	1

Underlying net result	519	991	-47.6%	104	488	-78.7%	18	97	-81.4%	389	384	1.3%	8	23

Net gains/losses on divestments
Net result from divested units
Special items after tax	-170	-94		-89	-94		42			-121			-2

Net result from Banking	350	897	-61.0%	15	394	-96.2%	60	97	-38.1%	268	384	-30.2%	7	23

Key Figures
Underlying cost/income ratio	61.5%	61.7%		72.7%	65.5%		67.2%	69.1%		45.4%	54.2%		72.1%	25.6%
Risk costs in bp of average CRWA	108	16		168	19		109	33		76	9
Risk-weighted assets (end of period)	339,357	308,734	9.9%	94,491	87,986	7.4%	63,742	47,126	35.3%	178,611	171,928	3.9%	2,513	1,694
Underlying RAROC before tax	19.3%	25.1%		22.6%	40.6%		16.1%	21.0%		26.2%	22.0%		n.a.	n.a.
Underlying RAROC after tax	13.7%	17.8%		17.2%	32.1%		9.3%	13.1%		18.8%	14.6%		n.a.	n.a.
Economic capital (average over period)	22,413	18,165	23.4%	6,057	5,607	8.0%	4,016	3,050	31.7%	9,912	8,999	10.1%	2,427	509
Client balances (in EUR billion)	1,089	1,026	6.1%	483	471	2.5%	327	293	11.6%	279	262	6.5%
Staff (FTEs end of period)	73,695	72,803	1.2%	48,871	48,481	0.8%	9,737	9,088	7.1%	15,087	15,234	-1.0%

APPENDIX 3: INSURANCE P&L BY BUSINESS LINE
Insurance: Profit & Loss Account

	Total Insurance			Insurance Europe			Insurance Americas			Insurance Asia/Pacific			Corporate Line
In EUR million	1Q2009	1Q2008	Change	1Q2009	1Q2008	Change	1Q2009	1Q2008	Change	1Q2009	1Q2008	Change	1Q2009	1Q2008

Gross premium income	8,914	10,744	-17.0%	2,951	3,269	-9.7%	3,991	5,015	-20.4%	1,964	2,447	-19.7%	8	13
Commission income	475	495	-4.0%	107	123	-13.0%	305	277	10.1%	62	93	-33.3%	1	2
Direct investment income	2,025	2,237	-9.5%	916	944	-3.0%	1,038	1,142	-9.1%	491	281	74.7%	-410	-130
Realised gains and fair value changes	-240	622	-138.6%	-8	70	-111.4%	-169	-76		-134	514	-126.1%	61	114
Total investment and other income	1,786	2,858	-37.5%	908	1,015	-10.5%	868	1,066	-18.6%	357	796	-55.2%	-347	-19

Total underlying income	11,175	14,097	-20.7%	3,966	4,407	-10.0%	5,164	6,359	-18.8%	2,383	3,337	-28.6%	-338	-6

Underwriting expenditure	10,822	11,984	-9.7%	3,525	3,534	-0.3%	5,183	5,645	-8.2%	2,106	2,802	-24.8%	8	3
Operating expenses	1,032	1,091	-5.4%	400	417	-4.1%	413	419	-1.4%	185	230	-19.6%	34	25
Other interest expenses	282	319	-11.6%	116	117	-0.9%	78	83	-6.0%	241	122	97.5%	-153	-3
Other Impairments	18	14	28.6%										18	14

Total underlying expenditure	12,154	13,407	-9.3%	4,041	4,067	-0.6%	5,673	6,148	-7.7%	2,532	3,155	-19.7%	-92	37

Underlying result before tax	-979	690	-241.9%	-75	339	-122.1%	-510	211	-341.7%	-149	182	-181.9%	-246	-42

Taxation	-158	107	-247.7%	59	56	5.4%	-122	33	-469.7%	-23	62	-137.1%	-72	-44
Underlying result before minority interests	-821	583	-240.8%	-134	283	-147.3%	-388	178	-318.0%	-126	120	-205.0%	-174	2
Minority interests	3	8	-62.5%	4	3	33.3%	2	2			6		-3	-3

Underlying net result	-824	575	-243.3%	-138	280	-149.3%	-390	176	-321.6%	-127	113	-212.4%	-171	5

Net gains/losses on divestments	-56	45					-46	62					-10	-17
Net result from divested units	5	23					5	61			2			-40
Special items after tax	-268			-75			-191						-2

Net result	-1,143	643	-277.8%	-213	280	-176.1%	-622	299	-308.0%	-127	115	-210.4%	-182	-52

New business figures
Value of new business	120	282	-57.4%	49	123	-60.2%	38	90	-57.8%	32	69	-53.6%
Internal rate of return (YTD)	11.7%	14.8%		14.8%	17.6%		10.5%	13.7%		12.2%	14.8%
Single premiums	3,977	6,604	-39.8%	708	926	-23.5%	2,434	3,969	-38.7%	836	1709	-51.1%
Annual premiums	878	1,099	-20.1%	137	179	-23.5%	497	531	-6.4%	244	389	-37.3%
New sales (APE)	1,276	1,759	-27.5%	208	271	-23.2%	740	928	-20.3%	327	560	-41.6%

Other key figures
Client balances (in EUR billion)	378	428	-11.7%	120	131	-8.4%	177	195	-9.2%	81	103	-21.4%
Staff (FTEs end of period, adj. for divestments)	40,340	41,627	-3.1%	14,170	14,256	-0.6%	17,485	18,842	-7.2%	8,633	8,460	2.0%

APPENDIX 4: ING GROUP CONSOLIDATED BALANCE SHEET
ING Group: Consolidated Balance Sheet

	ING Group		ING Bank NV		ING Verzekeringen NV		Holdings/Eliminations
in EUR million	31 Mar 09	31 Dec 08	31 Mar 09	31 Dec 08	31 Mar 09	31 Dec 08	31 Mar 09	31 Dec 08

Cash and balances with central banks	19,696	22,045	15,811	18,169	11,426	14,440	-7,540	-10,564
Amounts due from banks	57,011	48,447	57,011	48,447
Financial assets at fair value through P&L	255,586	280,505	155,251	175,023	101,072	106,036	-737	-554
Investments	214,225	258,291	107,875	148,805	106,350	109,486
Loans and advances to customers	641,075	619,791	616,958	598,328	30,423	25,635	-6,306	-4,172
Reinsurance contracts	5,729	5,797			5,729	5,797
Investments in associates	4,064	4,355	1,709	1,813	2,539	2,723	-184	-180
Real estate investments	4,228	4,300	2,803	2,884	1,128	1,118	298	299
Property and equipment	6,386	6,396	5,758	5,686	629	710
Intangible assets	6,822	6,915	2,443	2,415	4,614	4,731	-235	-231
Deferred acquisition costs	11,615	11,843			11,615	11,843
Other assets	45,400	62,977	31,714	33,120	13,575	29,700	111	157

Total assets	1,271,836	1,331,663	997,331	1,034,689	289,098	312,220	-14,592	-15,246

Shareholders’ equity	19,370	17,334	26,475	22,889	10,451	11,892	-17,556	-17,447
Minority interests	1,137	1,594	1,236	1,232	74	520	-173	-159
Non-voting equity securities	10,000	10,000					10,000	10,000

Total equity	30,507	28,928	27,711	24,121	10,525	12,412	-7,729	-7,606

Subordinated loans	10,619	10,281	21,466	21,657	7,101	6,928	-17,948	-18,304
Debt securities in issue	114,131	96,488	102,441	84,272	4,132	4,728	7,558	7,488
Other borrowed funds	29,531	31,198			11,822	13,153	17,709	18,045
Insurance and investment contracts	236,386	240,790			236,386	240,790
Amounts due to banks	123,538	152,265	123,538	152,265
Customer deposits and other funds on deposits	516,629	522,783	530,609	537,683			-13,980	-14,900
Financial liabilities at fair value through P&L	164,353	188,398	160,447	183,671	4,617	5,217	-711	-489
Other liabilities	46,143	60,532	31,120	31,021	14,515	28,991	508	520

Total liabilities	1,241,329	1,302,735	969,620	1,010,568	278,573	299,808	-6,864	-7,641

Total equity and liabilities	1,271,836	1,331,663	997,331	1,034,689	289,098	312,220	-14,592	-15,246

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: May 13, 2009